    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 2000
            ---------------------------------------------------------
            ---------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)

                                ----------------

                                 INNERDYNE, INC.
                       (Name of Subject Company (Issuer))

                            ------------------------

                             TYCO INTERNATIONAL LTD.
                                       AND
                            TYCO ACQUISITION CORP. X
                                   (Offerors)
                 (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                    45764D102
                      (CUSIP Number of Class of Securities)

                                 MARK H. SWARTZ
                        C/O TYCO INTERNATIONAL (US) INC.
                                  ONE TYCO PARK
                           EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                            ------------------------

                                   Copies to:

ABBE L. DIENSTAG, ESQ.                           FATI SADEGHI, ESQ.
KRAMER LEVIN NAFTALIS & FRANKEL LLP              SENIOR CORPORATE COUNSEL
919 THIRD AVENUE                                 TYCO INTERNATIONAL  (US) INC.
NEW YORK, NEW YORK 10022                         ONE TYCO PARK
(212) 715-9100                                   EXETER, NEW HAMPSHIRE 03833
                                                 (603) 778-9700

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third-party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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--------------------------------------------------------------------------------


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

         This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, originally filed by Tyco International Ltd. ("Tyco"), a Bermuda company, and Tyco Acquisition Corp. X ("Tyco Acquisition"), a Delaware corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on October 18, 2000. This Schedule TO relates to the offer (the "Offer") by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share (the "Tyco Common Shares"), for each outstanding share of common stock, par value $0.01 per share, of InnerDyne, Inc. ("InnerDyne"), a Delaware corporation, including the associated rights to purchase preferred stock (the "Shares").

         The Offer, including the additional period, expired at 6:00 p.m. on Friday, December 1, 2000. Tyco Acquisition was advised by ChaseMellon Shareholder Services LLC, the exchange agent for the Offer, that a total of 21,679,543 Shares were tendered in the Offer (including 237,899 Shares through notice of guaranteed delivery), which constitutes approximately 91.4% of the total number of outstanding Shares.

         As soon as practicable, InnerDyne will be merged with a subsidiary of Tyco under Delaware's short-form merger procedure. In the merger, stockholders will receive the same consideration of 0.1337 Tyco Common Shares per Share as received by stockholders who tendered in the Offer.


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

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 2000


                                            TYCO INTERNATIONAL LTD.


                                            By: /s/ MARK H. SWARTZ
                                                --------------------------------
                                            Name: Mark H. Swartz
                                            Title: Executive Vice President and
                                            Chief Financial Officer


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

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 4, 2000


                                            TYCO ACQUISITION CORP. X


                                            By: /s/ MARK H. SWARTZ
                                                --------------------------------
                                            Name: Mark H. Swartz
                                            Title: Vice President


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